UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-11862

NOTIFICATION OF LATE FILING

(Check One):	|X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q |_| Form N-SAR

                For Period Ended:                 December 31, 2004

|_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K	|_| Transition Report on Form 10-Q |_| Transition Report on Form N-SAR

                 For the Transition Period Ended: ____________________________________________

                 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                 If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:      N/A

PART I
REGISTRANT INFORMATION

Full name of registrant                 Interpool , Inc.
Former name if applicable

211 College Road East

Address of principal executive office (Street and number)

Princeton, New Jersey 08540

City, state and zip code

PART II
RULE 12b-25 (b) and (c)

                 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|	| | | | | | |	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

          State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          Interpool, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the year ended December 31, 2004 (the “2004 Form 10-K”) on March 16, 2005 because of delays in the completion of its financial statements and related portions of the 2004 Form 10-K, which delays could not be eliminated by the Company without unreasonable effort and expense. The Company believes that it will be able to complete and file the 2004 Form 10-K by the fifteenth calendar day following the prescribed due date.

          The following have delayed the completion by the Company of its financial statements and related portions of the 2004 Form 10-K:

•	In September 2004, the Company issued common stock purchase warrants exercisable for a total of 8.3 million shares of common stock. The estimated fair value of these warrants has been recorded as a liability on the Company's balance sheet. The estimated fair value of the warrants as of September 30, 2004 was $22.5 million. The warrants will continue to be classified as a liability until certain conditions set forth in applicable accounting literature (specifically, EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock) are satisfied, at which time the value of the warrants will be added to the Company’s stockholders equity. As stated in the Company’s Form 10-Q report for the quarter ended September 30, 2004, during any period in which the warrants continue to be classified as a liability, the Company reviews the value of these warrants on an ongoing basis and any changes in fair value are reported in the Company's Statement of Income. Although the valuation of these warrants as of December 31, 2004 has not been finally determined, in view of the significant increase in the market price of the Company's common stock during the fourth quarter of 2004, the Company anticipates that the December 31, 2004 balance sheet will reflect a valuation for the warrants substantially higher than the valuation as of September 30, 2004. This increase in the valuation will result in a substantial non-cash charge that will adversely affect the Company's net income and results of operations for the fourth quarter of 2004 and for the year ended December 31, 2004. However, this increase in valuation will not affect the Company’s cash flows or liquidity for any period.

•	During the preparation of the Company’s December 31, 2004 consolidated financial statements, the Company and its external auditors noted a weakness in the Company’s documentation of certain hedging relationships. Certain requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) were not satisfied when the Company modified certain interest rate swaps beginning in August 2002. As a result, the hedge accounting used by the Company in its financial statements for 2002 and 2003 and interim periods in 2004 was not appropriate for these interest rate swaps. The Company is now correcting the accounting treatment for these transactions. Although the Company has not yet completed its analysis of the impact of these corrections on its financial results, management believes that the overall impact of the changes to the Company’s net income for the year ended December 31, 2004 resulting from corrections to the accounting treatment of these swap transactions is not significant, but that the impact of these changes is significant to the Company’s previously reported 2004 quarterly results. Therefore, it is anticipated that the Company will restate its interim financial statements for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004. The adjustments to the Company’s previously reported quarterly results for 2004 resulting from such restatement will be reflected in the 2004 Form 10-K. While the Company is still completing its analysis, it currently believes that the effect of these changes in accounting for swap transactions is not significant to its reported results for the periods prior to 2004. Therefore, the Company currently does not believe that any restatement of these periods will be required.

•	The Company has determined it will be necessary to change the classification of certain types of revenue which had been previously reported as a reduction to lease operating expenses. This revenue consists primarily of fees charged to lessees for handling, delivery and repairs which had previously reduced the related costs for these services. Beginning with the 2004 Form 10-K, this revenue will be reported separately as other revenue on the face of the Company’s Statement of Income. From 2002 to 2004, these revenues were approximately 3% to 6% per year of the total revenue to be reported for these periods. The Company’s December 31, 2003 and 2002 Consolidated Financial Statements to be included in its 2004 Form 10-K will reflect these reclassifications so that all periods presented will be on a consistent basis. Theses reclassifications will have no impact on net income.

          In addition to the foregoing, the Company is electing to avail itself of the relief provided by Securities and Exchange Commission Release 34-50754 providing for a 45-day extension of the period in which management’s report on internal control over financial reporting, and the related auditor attestation, is due to be filed. The Company has been expending significant time and resources in connection with that report and review. While the related review process continues, to date the Company has identified material weaknesses in aspects of its internal control over financial reporting with respect to the following areas, which it expects to disclose in the 2004 Form 10-K: accounting for direct financing leases; policies for the documentation of interest rate swap transactions; communication of complex transactions; staffing and training in the Company’s accounting, billing and procurement departments; accounting for income taxes; security of information technology; accounting for inter-company eliminations; verification and documentation procedures of various internal departments; and excessive manual intervention due to inadequate information systems. The 2004 Form 10-K will also contain a discussion of remedial measures that the Company has taken with respect to such weaknesses. It should be noted that, as the Company has yet to complete its review of its internal controls, additional material weaknesses in its internal control over financial reporting may be discovered.

PART IV
OTHER INFORMATION

           (1) Name and telephone number of person to contact in regard to this notification.

James F. Walsh	(609) 452-8900

(Name)	(Area Code)(Telephone Number)

           (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

|X|Yes |_|No

           (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X|Yes |_|No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           As of the date of filing of this Form 12b-25, the Company does not expect to report any significant changes in results of operations for the year ended December 31, 2004, as compared to the year ended December 31, 2003, except those due to the impact of the increase in valuation of common stock purchase warrants as described above in Part III (which at present cannot be quantified) and the matters discussed under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s quarterly report on Form 10-Q for the period ended September 30, 2004. However, until the Company's financial statements for the year ended December 31, 2004 have been completed, additional changes or adjustments may become necessary.

Interpool, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 17, 2005	By: /s/ James F. Walsh James F. Walsh, Executive Vice President and Chief Financial Officer